Exhibit 99.1

Amendment to the
BeyondSpring Inc. 2017 Omnibus Incentive Plan

THIS AMENDMENT (this "Amendment") is made as of July 24, 2020, to the BeyondSpring Inc. Omnibus Incentive Plan, as amended from time to time (the "2017 Incentive Plan").  Any capitalized terms used and not defined herein shall have the meanings set forth in the 2017 Incentive Plan.

WHEREAS, pursuant to Section 15 of the 2017 Incentive Plan, (i) the Administrator may amend, alter or terminate the 2017 Incentive Plan, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent.

WHEREAS, the Administrator has determined to amend the 2017 Incentive Plan in the manner set forth below.

NOW, THEREFORE, the 2017 Incentive Plan is hereby amended as follows:

1.      Section 4(a) of the 2017 Incentive Plan is hereby deleted and replaced with the following:

"The maximum number of Common Shares reserved for issuance under the Plan shall be equal to 5,277,197 Common Shares (subject to adjustment as provided by Section 5 hereof)."

2.      Except as expressly modified by this Amendment, all of the terms and conditions of the 2017 Incentive Plan shall remain in full force and effect.

3.      This Amendment shall be governed by the laws of the Cayman Islands, without giving effect to the conflict of laws principles thereof.